NEWS RELEASE

CURRENT TECHNOLOGY UPDATES TAIWAN

VANCOUVER, British Columbia, January 24, 2006 /PRNewswire-FirstCall via COMTEX/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

During 2005, Current Technology’s Singapore-based distributor Gromark Consumers Enterprise Pte. Ltd. identified a prospective sub-distributor in Taiwan (the “Sub-distributor”).  Subsequent to receiving training in both Singapore and Vancouver, the Sub-distributor purchased four TrichoGenesis units and commenced a market evaluation.

The market evaluation has been completed successfully.  The Sub-distributor has determined that in order to achieve its objective of becoming the premier hair solutions provider in Taiwan, formal medical approval would be required.  Therefore, for the past several months, Current Technology (the “Company”) has been assisting the Sub-distributor in providing the regulatory authorities in Taiwan with data supporting the safety and efficacy of its TrichoGenesis platform.  This process has involved the submission of numerous documents which had to be certified by the Taiwanese authorities in Canada prior to delivery to Taipei.  The Company believes the documentation process is substantially complete and the Sub-distributor advises a decision from the appropriate regulatory authority is anticipated by the end of March 2006.

The Company can not predict the outcome of the regulatory process in Taiwan, but is confident a positive outcome will lead to significant sales in the near term.  “The economy in Taiwan is robust,” states CEO Robert Kramer.  “We are anxious to begin fulfilling the demand we believe awaits formal medical approval.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

CURRENT TECHNOLOGY UPDATES THE REPUBLIC OF VENEZUELA

VANCOUVER, British Columbia, January 23, 2006 /PRNewswire-FirstCall via COMTEX/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

On December 6, 2005, Current Technology Corporation reported the appointment of Centro Laser de La Belleza (“Centro Laser”) exclusive ElectroTrichoGenesis (“ETG”) distributor for the Republic of Venezuela.  Centro Laser owns and/or operates 27 laser centers and is the largest provider of such services in Venezuela.  The principals of Centro Laser, Carlos and Magaly Pulgar, completed their training last week at Current Technology’s head office in Vancouver, Canada and confirmed the following business objectives:

•

Although the exclusive distributorship agreement provides for the purchase of 18 ETG Mark 1 devices over a period of three years, they plan to purchase ETGs for all 27 laser center locations.

•

  The first ETG will be shipped during the first week of February 2006.

•

It is anticipated the next 3 ETGs will be shipped at the rate of one per month during each of March, April and May of this year.  It should be noted deposits have been paid on all four ETGs.

•

 The principals plan to increase the range of services offered by each of the 27 locations to include, in addition to laser treatments, ElectroTrichoGenesis and full spa and high-end hair salon capabilities.

•

 In addition to the 27 laser centers, the principals plan to target other unrelated locations for ETG placements.

“Carlos and Magaly Pulgar are deeply committed to the success of ETG in Venezuela,” states COO Anthony Harrison.  “We look forward to working with them and believe developments in Venezuela will lead to further activity in Central and South America.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100